                             Filed by: The Santa Cruz Operation, Inc.
                             Pursuant to Rule 425 Under the Securities Act of
                                 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934
                             Subject Company: The Santa Cruz Operation, Inc. (Commission File No. 000-21484)




FOR IMMEDIATE DISTRIBUTION              PRESS CONTACT:
--------------------------
                                        Jodi Reinman
                                        Server Software Division, SCO
                                        831-427-7049
                                        jodire@sco.com


                SCO TAKES GIANT STEP FORWARD TO BRING UNIXWARE 7
                         INTO THE LINUX BUSINESS MARKET

                Company Makes First Technological Stride Toward
                     Caldera's Open Internet Platform (OIP)

FORUM2000, SANTA CRUZ, CA (August 21, 2000) - The SCO Server Software Division, an independent business unit of the Santa Cruz Operation, Inc. (Nasdaq:SCOC), announced that it has developed the Linux Kernel Personality (LKP) for UnixWare
7. The new LKP technology is a key step toward the vision of an Open Internet Platform (OIP), discussed in the recent announcement that Caldera plans to acquire the SCO Server Software and Professional Services Divisions.

The new LKP technology unifies UnixWare 7 with Linux at the kernel level and also includes a complete Linux environment. This adds full Linux capabilities to UnixWare 7 while keeping all the major UNIX attributes such as scalability, reliability and clustering intact. Linux applications can install and run on UnixWare 7 without modification, resulting in the addition of a host of new solutions to the wealth of applications already available on UnixWare 7.

"The Linux Personality is great news for both the UnixWare 7 and enterprise Linux markets," said John Palmer, vice president of Marketing, Server Software Division, SCO. "LKP will make the entire Linux application portfolio available for UnixWare 7 customers, including enterprise server applications. At the same time LKP allows Linux
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Linux Kernel Personality for UnixWare 7                                   2-2-2


customers to take advantage of a highly scalable and cluster-ready operating system based on the proven UnixWare 7 platform. Because the LKP runs at the kernel level, customers will not know it's there - it will just work."

UnixWare 7 customers can now take advantage of an even wider selection of applications in a scalable, cluster-ready computing environment. Linux channel partners and ISVs will benefit from LKP as it will increase the number of operating platforms they can offer to their customers.

"LKP technology is an integral part of Caldera's vision of the Open Internet Platform," said Ransom Love, CEO of Caldera Systems, Inc. "Caldera's pending acquisition of the SCO Server Software Division speeds the movement toward Linux/UNIX integration and the creation of a single platform for Internet computing. SCO's demonstration of this key technology to their partners at Forum2000 will be particularly beneficial to the industry."

Partners Like the Choice

"Products such as LKP for UnixWare 7 provides flexibility for UnixWare 7 customers to take advantage of Linux applications and middleware which run on Intel processor-based servers," said Victor Krutul, Manager of Operating System Programs with Intel.

"Computer Associates develops and ports more applications to key operating systems than any other independent software vendor," said J.P. Corriveau, Computer Associates International, Inc. senior vice president, Worldwide Alliances. "We support SCO's initiative for simplifying multiple development cycles while protecting and enhancing clients' investments in UnixWare 7 and Linux applications."

Customers and Partners Get a Sneak-Peak at Forum2000

Customers will be able to receive a free beta copy of LKP this week at Forum2000, co-hosted by The Santa Cruz Operation, Inc. and Caldera Systems, Inc. Last week, SCO previewed the LKP at LinuxWorld Expo in San Jose.

LKP for UnixWare 7 will be available in December and included with the next version of UnixWare 7.
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Linux Kernel Personality for UnixWare 7                                   3-3-3


About The Santa Cruz Operation, Inc

With headquarters in Santa Cruz, CA, The Santa Cruz Operation, Inc. is comprised of three independent divisions -Tarantella, Inc., the Server Software Division, and the Professional Services Division. The Server Software Division is the world's number one provider of UNIX server operating systems. Tarantella, Inc. promotes a range of software technologies and products that web-enable any application instantly, for access by users anywhere. The Professional Services Division helps organizations create and deploy personalized IT strategies. The three divisions sell and support their products and services through a worldwide network of distributors, resellers, systems integrators, and OEMs. For more information, visit SCO's home page at www.sco.com/scoinc/
                                      -------------------


                                    ###

                                    Note

Except for historical information contained herein, the matters discussed in this release are forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, uncertainty in domestic and international markets, changes in customer implementation plans, increases and decreases in the value of investments in third parties, the ability to reduce expenses, risks of dependence upon third-party suppliers, impact and success of joint development projects and industry partnerships, conclusion or success of strategic opportunities, timely availability of products, market acceptance of new products, including open source- based and internet-related products, the impact of competitive products, general market conditions, and other risks detailed from time to time in SCO's SEC filings, including forms 10-Q and 10-K (copies of which are available from SCO without charge in hard copy or online at www.sco.com/investor, or www.sec.gov/edgarhp.htm). SCO disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SCO, The Santa Cruz Operation, the SCO logo, SCO OpenServer, Tarantella, and UnixWare are trademarks or registered trademarks of The Santa Cruz Operation, Inc. in the USA and other countries. UNIX is a registered trademark of The Open Group in the United States and other countries. NonStop is a registered trademark of Compaq Computer Corporation in the US and other countries. All other brand or product names are or may be trademarks of, and are used to identify products or services of, their respective owners.

Linux is a trademark of Linus Torvalds.

Additional Information and Where to Find It: It is expected that Caldera will file a Registration Statement on SEC Form S-4 and Caldera and SCO will file a Joint Proxy Statement/Prospectus with the SEC in connection with the Acquisition, and that Caldera and SCO will mail a Joint Proxy Statement/Prospectus to stockholders of Caldera and SCO containing information about the Acquisition. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Caldera, SCO, the Acquisition, the persons soliciting proxies relating to the Acquisition, their interests in the Acquisition, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Caldera by directing a request through the Investors Relations portion of Caldera's Web site at http://www.caldera.com or by mail to Caldera Systems, Inc., 240 West Center Street, Orem, Utah 84057, attention: Investor Relations, telephone (801) 765-4999; or from SCO by directing a request through the Investors Relations portion of SCO's Web site at http://www.sco.com or by mail to The Santa Cruz Operation, Inc., 425 Encinal Street, Santa Cruz, California 95061, attention: Investor Relations, telephone (831) 427-7399.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Caldera and SCO file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Caldera or SCO at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Caldera's and SCO's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.